QuickLinks -- Click here to rapidly navigate through this document

Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership

Commission File Number for Registration Statement: 333-114612

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed PLP merger transaction. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information relating to IMC Global, PLP and the proposed merger. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 19, 2004 and declared effective on September 17, 2004.

***

Phosphate Resource Partners Limited Partnership	100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
Douglas A. Hoadley
847.739.1826
dahoadley@imcglobal.com

PHOSPHATE RESOURCE PARTNERS SETS DATE FOR
SPECIAL MEETING OF UNITHOLDERS

        LAKE FOREST, IL September 20, 2004—Phosphate Resource Partners Limited Partnership (NYSE: PLP) announced today that it will hold a special meeting of partners, which includes all public unitholders, at 10:00 a.m., local time, on October 19, 2004 at PLP's headquarters offices, 100 South Saunders Road, Lake Forest, Illinois 60045. At this special meeting, PLP's unitholders of record as of September 3, 2004 will vote on the proposed merger agreement pursuant to which PLP will merge with a subsidiary of IMC Global (NYSE: IGL). Under the terms of the merger agreement, each publicly traded unit of PLP would be converted into the right to receive 0.2 shares of IMC Global common stock. The merger is expected to be completed shortly after the special meeting.

        In addition, as previously announced, IMC Global has entered into a merger and contribution agreement pursuant to which IMC Global will combine its businesses with the fertilizer businesses of Cargill, Incorporated to form a new, publicly traded company named The Mosaic Company. If IMC Global's combination with Cargill is consummated following completion of PLP's merger with IMC Global, then each share of IMC Global common stock that PLP unitholders receive pursuant to PLP's merger with IMC Global would be converted into the right to receive one share of common stock of The Mosaic Company. IMC Global has announced that it will hold a special meeting of its common stockholders on October 20, 2004 at which its common stockholders of record on September 3, 2004 will vote on the proposed combination with Cargill Crop Nutrition.

        PLP is in the process of mailing the definitive proxy statement/prospectus regarding the proposed merger with a subsidiary of IMC to its public unitholders of record.

About Phosphate Resource Partners Limited Partnership

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

About IMC Global Inc.

        From multiple mines and plants in North America, IMC Global serves world agriculture as the largest producer and marketer of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

Not a Proxy Solicitation for the PLP Merger Proposal

This communication is not a solicitation of a proxy from any unitholder of PLP. If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, PLP will mail a proxy statement/prospectus and other relevant documents concerning the PLP merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200; or by e-mail: dahoadley@imcglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2003 under Items 10 and 12. Investors also can obtain information regarding such persons and their interests in the merger by reading IMC Global's registration statement on Form S-4, originally filed with the Securities and Exchange Commission on April 19, 2004 and most recently amended on September 17, 2004..

# # #

QuickLinks

PHOSPHATE RESOURCE PARTNERS SETS DATE FOR SPECIAL MEETING OF UNITHOLDERS